FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 23, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to an additional comment provided via telephone on November 17, 2016 in response to the Registrant’s correspondence filing dated November 14, 2016 (“Comment Letter No. 2”) with respect to the Registrant’s Form N-2 Registration Statement, submitted on July 21, 2016 and amended on October 28, 2016.

Comment: We note your response to comment 2 in Comment Letter No. 2 and have continuing concerns with your statement that you may use notional value to value certain derivatives for purposes of Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”). The staff of the Securities and Exchange Commission (the “Staff”) continues to believe that the market value, rather than the notional value, of a fund’s investments in derivatives should be used in calculating compliance with the Names Rule.

Response: Following telephonic discussions with the Staff on November 23, 2016 as well as internal discussions, the Registrant confirms that the market value of the Registrant’s investments in derivatives will be used in calculating compliance with the Registrant’s 80% policy for purposes of the Names Rule.

If you have any questions, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal